Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
15 Ha’tidhar Street, Entrance A, 11th Floor
Ra’anana 4366516, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders, or the Meeting, to be held on Thursday, March 28, 2019 at 10:30 a.m. (Israel time) at our offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect Mr. Ronen Twito as an outside director (as such term is defined in the Israeli Companies Law) for an initial three-year term and to approve his terms of service; and

2.	To ratify and approve terms of procurement of a directors’ and officers’ liability insurance policy.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, each of which are more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Tuesday, February 26, 2019 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, March 1, 2019.

The approval of the proposals set forth in Items 1 and 2 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.  The approval of the election of the outside director set forth in Item 1 and of the resolution set forth in Item 2 with respect to certain of our office holders also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the person named as proxy will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the company no later than February 28, 2019.   Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than March 18, 2019.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

February 21, 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
15 Ha’tidhar Street, Entrance A, 11th Floor
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, March 28, 2019, at our offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the election of Mr. Ronen Twito as an outside director (as such term is defined in the Israeli Companies Law) for an initial three-year term and the approval of his terms of service; and (ii) the ratification and approval of terms of procurement of a directors’ and officers’ liability insurance policy.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of the outside director and the ratification and approval of terms of procurement of a directors’ and officers’ liability insurance policy as set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, as of the close of business on Tuesday, February 26, 2019, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof.  As of February 20, 2019, there are 3,294,323 outstanding ordinary shares. Pursuant to the terms of Article 7.2.4 of our current Articles of Association, or the Articles, holders of our preferred shares are also entitled to vote on all matters submitted to a vote of our ordinary shares (on an as-converted basis, but only up to the number of votes equal to the number of ordinary shares into which the preferred shares would be convertible pursuant to the Beneficial Ownership Limitation (as such term is defined in the Articles)). For more information, see “Security Ownership of Certain Beneficial Owners and Management” below.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the proposals set forth in Items 1 and 2 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.  The approval of the election of the outside director set forth in Item 1 and of the resolution set forth in Item 2 with respect to certain of our office holders also requires compliance with additional special “disinterested” voting requirements described therein.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
15 Ha’tidhar Street, Entrance A, 11th Floor
 Ra’anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 20, 2019 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	15.6%
Roger Challen(4)	437,068	12.61%
Alpha Capital(5)	346,157	9.99%
Scott Burell	--	--
Isaac Onn	--	--
Eytan Barak	--	--
Varda Trivaks	--	--
All directors and executive officers as a group (7 persons)	540,641	15.6%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 3,294,323 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,315,789 preferred shares (on an as-converted basis, subject to the Beneficial Ownership Limitation (as such term is defined in the Articles)), outstanding on February 20, 2019.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)
Based upon a Schedule 13D filed with the SEC on November 6, 2018, reflecting holdings by Alpha Capital of 175,439 ordinary shares and 1,315,789 preferred shares, subject to the Beneficial Ownership Limitation (as such term is defined in the Articles).

I.  ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 1 on the Proxy Card)

General

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law, 1999, or, as amended, the Israeli Companies Law, to have at least two outside directors.  Each outside director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market (such as our company), may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving outside directors are Varda Trivaks, whose service term is due to end in August 2020 and Eytan Barak, whose service term is due to end in August 2019.  Mr. Barak notified us that he would like to resign his position for personal reasons following the approval of our financial statements for the year ended December 31, 2018.  Therefore, we are currently proposing the election of Ronen Twito as a new outside director.

The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any “affiliation” with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

All of the outside directors of a company must be members of its audit committee and compensation committee and at least one outside director is required to serve on every committee authorized to exercise any of the powers of the board of directors.

At the Meeting, shareholders will be asked to elect Mr. Twito as an outside director for an initial three-year term, commencing on the date of the Meeting.

We are unaware of any reason why Mr. Twito, if elected, should be unable to serve as a member of our Board of Directors, Audit Committee and Compensation Committee. If Mr. Twito is unable to serve, the person named in the proxy will vote the shares represented thereby “FOR” the election of another nominee proposed by our Board of Directors.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Twito has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office during regular business hours.  In addition, our Board of Directors has determined that Mr. Twito has “accounting and financial expertise.”

Set forth below is a brief biography of Mr. Twito:

Ronen Twito (44), is the founder of Amplify Capital Ltd., an Israeli private investment firm, and has worked there since its founding in 2017. Mr. Twito served as the deputy CEO & CFO of Cellect Biotechnology Ltd. (NASDAQ: APOP) from November 2015 to January 2017.  Prior to that he served as VP finance of BioBlast Pharma Ltd. (NASDAQ: ORPN) from April 2014 to November 2015.  From July 2009 to April 2014 he served as the CFO of XTL Biopharmaceuticals Ltd. (NASDAQ; TASE: XTLB) and also served as its deputy CEO from April 2012 to April 2014. Mr. Twito served also as a deputy CEO of InterCure Ltd (TASE: INCR) since July 2012 and CEO since November 2012. Prior that, he served as Corporate Finance Director at Leadcom Integrated Solutions Ltd., an international telecommunications company, specializing in management and implementation of network deployment services (then listed on the AIM and TASE) from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young (EY) from January 2000 to November 2004.  Mr. Twito possesses over 19 years of finance and management experience in both publicly traded and private companies, which includes IPOs, dual listings, bonds placement, private placements and M&As. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a B.A. in Business & Management – Accounting, and a B.Ed in Teaching of accounting, both from the Collman Management College.

Compensation

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Compensation Regulations.  Under the Israeli Companies Law and pursuant to the Compensation Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.  Our compensation policy for directors and officers, or the Compensation Policy, permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Compensation Regulations or the Relief Regulations, as the case may be, including in view of their position as financial experts. Our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Israeli Companies Law.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,380) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $470).  According to the Compensation Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our Compensation Committee and Board of Directors have approved, subject to his election, and recommend that our shareholders approve, that we pay Mr. Twito the same cash compensation during his initial term as an outside director.  Mr. Twito will also be entitled to receive an indemnification letter from us and to be included in our directors’ and officers’ liability insurance.

Outside Director Continuing in Office

As noted above, we expect that Mr. Barak will resign his position as an outside director following the publication of our financial statements.  Set forth below is biographical information concerning Ms. Varda Trivaks, our other outside director who is continuing in office:

Varda Trivaks (62) has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery.  Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. Previously served as a member of the board of directors and audit, balance sheet and compensation committees of E. Schnapp & Co. Works and of Ginegar Plastic Products Ltd.   From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management degree from Boston University.

Required Majority

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.  The approval of Mr. Twito’s terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Each shareholder voting on the election of the outside director must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with a controlling shareholder) pursuant to the Israeli Companies Law. Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the election of the outside director.  For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore we expect that none of our shareholders have a personal interest with respect to this proposal as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Ronen Twito as an outside director for an initial three-year term commencing on the date of the Meeting, to approve the terms of service of Mr. Ronen Twito as set forth in the Proxy Statement and to confirm that such resolutions are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the election of Mr. Ronen Twito as an outside director and to approve his terms of service.

II.  RATIFICATION AND APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND OFFICERS’
 LIABILITY INSURANCE POLICY
(Item 2 on the Proxy Card)

Background

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our Articles allow us to insure our office holders to the fullest extent permitted by law and our Compensation Policy provides that our directors and officers will be covered by a directors’ and officers’ liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Israeli Companies Law.

At our annual general meeting of shareholders held on August 13, 2017, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (ii) any policy may not be entered into after 2020. Our shareholders also approved that no further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the policy entered into in compliance with the foregoing terms and conditions.  Pursuant to our shareholders’ approval, we purchased, renewed and maintained a directors’ and officers’ liability insurance policy with liability coverage of up to $5.0 million per claim and in the aggregate, most recently at an annual premium of approximately $66,000.

General

During the renewal process of our directors’ and officers’ liability insurance policy, we were informed by our broker that our insurer would not be expected to renew our D&O policy as of January 31, 2019 at commercially viable terms (if at all).  Based on the advice of our insurance advisor, and following the approval of our Compensation Committee and Board of Directors at meetings held on January 29, 2019 and January 31, 2019, respectively, we notified our insurer that we wish to exercise the 84 month “discovery period” option included in our directors’ and officers’ liability insurance policy, in consideration a one-time payment of 210% of the annual premium.  Our Compensation Committee and Board of Directors further approved, at such meetings, the acquisition of a replacement policy that will cover claims made in connection with events that occurred subsequent to the effective date of the policy.  In their discussions, our Compensation Committee and Board of Directors noted that these resolutions are within the scope of our Compensation Policy and that these resolutions are within the scope of the previous resolution of our shareholders, as the acquisition of the “discovery period” plus the acquisition of the new policy will provide the coverage previously afforded to our directors and officers.  Our Compensation Committee and Board of Directors further noted that shareholders’ approval is generally not required for the approval of acquisition of liability insurance for officers of a company (other than the chief executive officer) to the extent the acquisition is within the scope of the company’s compensation policy.

Subsequent to our notification of the exercise of the discovery period, the insurer agreed to a temporary extension of the existing policy period whilst additional discussions were held as to the renewal terms which would be acceptable to both parties. Finally  the following was agreed: (1) our current policy will be renewed for a period of one year ending on January 31, 2020, (2) the premium would be 310% of the current premium, consisting of  100% of the current premium for the one-year renewal plus a pre-payment of  210% of the current premium for the exercise of the 84 month “discovery period,” (3) without thereby increasing the addition to the aggregate limits of liability, the pre-paid discovery period would come into effect should a “transaction” (as such term is defined in the policy, i.e., a merger or a change of control of the company) take place during the renewal policy period, whilst the on-going coverage would thereupon cease (per the terms of the current policy), and (4) in the event of  a “transaction” not occurring during the renewed policy period, the discovery period would then come into effect upon expiry of the renewed policy period.

At meetings of our Compensation Committee and Board of Directors held on February 18, 2019 and February 19, 2019, respectively, this arrangement was approved and our Compensation Committee and Board determined that the arrangement is for the benefit of our company.

In their deliberations, our Compensation Committee and Board of Directors discussed this arrangement and the alternatives available to our company, in light of the previous refusal of the insurer to renew the policy and the resulting exercise of the “discovery period” and noted that our insurance advisor recommended this arrangement.  Our Compensation Committee and Board of Directors further noted the following:

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that in light of our financial and business situation, although there are no present arrangements or concrete understandings for us to do so, it is possible that we will enter into a “transaction” in the near future;

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that, in light of the insurer’s previous refusal to renew our directors’ and officers’ insurance policy, we are required to ensure that we will be able to obtain continued coverage for events up to the date of any future “transaction” and that this arrangement provides such assurance for a reasonable, pre-determined premium;

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that this arrangements is within the scope of our Compensation Policy and enables us to continue to provides the coverage previously afforded to our officers and directors as approved by our shareholders on an ongoing basis, despite a potential future refusal to further renew the policy and a potential refusal to provide our company with a runoff insurance policy in the event of a “transaction;” and

•	that this arrangement will enable us to maintain, retain and attract current and future office holders.

Our Compensation Committee and Board of Directors therefore approved, and recommended that our shareholders ratify and approve, the directors’ and officers’ liability insurance arrangement.  The previous resolution of our shareholders, set forth under “Background” above, will remain in full force and effect regardless of the outcome of the vote on this matter and no further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the policy entered into in compliance with the terms and conditions of the previous resolution of our shareholders.

Required Majority

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the compensation committee and board of directors, and if such office holder is a director or the chief executive officer, also the shareholders, in that order.

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the following resolution. In addition, pursuant to the Israeli Companies Law, the approval of the terms of employment and service of office holders who are deemed to be controlling shareholders (as such term is defined under Section 268 of the Israeli Companies Law) and of a chief executive officer is generally required to comply with at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not the controlling shareholder or do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. For more information concerning the definition of the term “personal interest,” see Item I above, under the heading “Required Majority.”

Each shareholder voting on the proposal must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposal pursuant to the Israeli Companies Law. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.  To the extent the proposed resolution is not approved by the “special majority” but rather with an ordinary majority, it will be valid in connection with all of our office holders whose terms of service and employment do not require an approval by our shareholders or by a special majority of our shareholders. In the event the proposed resolution is not approved by the “special majority,” we may elect to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to office holders who are deemed to be controlling shareholder or a chief executive officer is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders will not be required.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the arrangement in connection with the company’s directors’ and officers’ liability insurance policy, set forth in the proxy statement for the 2019 Extraordinary General Meeting of shareholders, be and hereby is ratified and approved; that the management of the company be, and it hereby is, authorized to negotiate and execute the arrangement and the “discovery period” in the name and on behalf of the company, that all actions heretofore taken by the company’s management are hereby approved and ratified, and that this resolution is for the benefit of the company.”

           The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than February 28, 2019.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than March 7, 2019 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the person named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Ofira Bar Corporate Secretary

Dated: February 21, 2019